Exhibit 99.1

MingZhu Logistics Enters Share

Purchase Agreement to Acquire Alliance Liquor

SHENZHEN, May 26, 2023 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced it has entered into a Share Purchase Agreement (the “SPA”) to acquire 100% equity of Alliance Liquor Investment (BVI) Limited (“Alliance Liquor”), which operates its liquor distribution business through its variable interest entity Xiamen Alliance Liquor Industry Group Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.) in China. The transaction is subject to the conditions that are customary for transactions of this type. The Company and Alliance Liquor had previously announced that they entered into a non-binding memorandum of understanding on February 21, 2023, with the plan to further invest in and jointly develop a commercial liquor distribution business across China.

Under terms of the SPA, MingZhu shall acquire 100% of Alliance Liquor in exchange for the issuance of 4,569,095 ordinary shares of Mingzhu upon closing. The shareholder of Alliance Liquor shall receive additional First Earnout Payment of $8,042,090 and Second Earnout Payment of $8,042,090 respectively if the net income of Alliance Liquor is no lower than US$2 million for the fiscal year 2023 and 2024 respectively.

The acquisition is part of Mingzhu’s previously announced strategic plan, under which the Company announced its intention to expand into the commercial liquor distribution market given the synergies and adjacency to its existing business. This initially included cooperating with a China-based distributor of liquor and other spirits to enhance its commercial liquor distribution business across China, subject to final agreement.

Alliance Liquor is a liquor distributor that focuses on distributing liquor brewed in Maotai town, Guizhou. Liquor is considered to be China’s national drink and is the dominant spirits sold in the domestic China market, with the “white liquor” a normal staple at occasions from family gatherings to business banquets while the Maotai town is the most well-known origin of liquor.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “We have spent the past few months working side by side in detailed due diligence, which gave us even higher confidence in the long-term potential for the business, synergies with our existing operations, strategic fit and confidence in the operations team. The combination gives us an even stronger market position and broader platform to drive growth. From a timing standpoint, this transaction makes perfect sense given the reopening of the economy, expected growth of the Chinese spirits market and desire to buy premium quality liquor as a center piece for celebrations.”

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801